CUSIP No. 81371G 10 S                   13D                         PAGE 1 of 62
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 Amendment No. 1

                              The IXATA Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

 ------------------------------------------------------------------------------
                                   81371G 10 S
                                 (CUSIP Number)

                                 Zimri C. Putney
      12701 Fair Lakes Circle, Suite 690, Fairfax, VA 22033 (703) 803-0544
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 5, 2000
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP No. 81371G 10 S                   13D                         PAGE 2 of 62
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     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                 NextGen Fund II, L.L.C.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                  NOT APPLICABLE
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Virginia

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NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-

SHARES                     _____________________________________________________

BENEFICIALLY               (8)  SHARED VOTING POWER
                                  13,112,770

OWNED BY                   _____________________________________________________

EACH                       (9)  SOLE DISPOSITIVE POWER
                                  -0-

REPORTING                  _____________________________________________________

PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                  13,112,770

                           -----------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                  13,112,770

--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **      [ ]
--------------------------------------------------------------------------------


     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           48.73%

--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                           OO

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                 NextGen SBS Fund II, L.L.C.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY


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CUSIP No. 81371G 10 S                   13D                         PAGE 3 of 62
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--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
              NOT APPLICABLE
-----------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia

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NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-

SHARES                     -----------------------------------------------------

BENEFICIALLY               (8)  SHARED VOTING POWER
                                  8,741,840

OWNED BY                   -----------------------------------------------------

EACH                       (9)  SOLE DISPOSITIVE POWER
                                  -0-

REPORTING                  -----------------------------------------------------

PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                  8,741,840

                           -----------------------------------------------------


     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             8,741,840

--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                             38.79%

--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                             OO

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
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     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                  Zimri C. Putney

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                  NOT APPLICABLE
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-

SHARES                     -----------------------------------------------------



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CUSIP No. 81371G 10 S                   13D                         PAGE 4 of 62
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BENEFICIALLY               (8)  SHARED VOTING POWER
                                 21,854,610

OWNED BY                   -----------------------------------------------------

EACH                       (9)  SOLE DISPOSITIVE POWER
                                 -0-

REPORTING                  -----------------------------------------------------


PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                 21,854,610

--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                 21,854,610

--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **     [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                 61.31%

--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                      IN

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


Explanatory Note.

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates Items 1 through 7 of the statement on Schedule 13D filed on October 23, 2000 (the "Schedule 13D") by NextGen Fund II, L.L.C., a Virginia limited liability company ("NG"), NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NGSBS") and Zimri Putney ("Mr. Putney") who is managing director of the managing member of NG and NGSBS. This Amendment should be read in conjunction with the Schedule 13D.

         Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

         Items 1 through 7 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

Item 1.  Security and Issuer.

         This statement relates to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of The IXATA Group, Inc., a Delaware corporation (the "Company"). This statement reflects (i) the recent acquisition (as described in Item 3) of shares of the Company's Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), which Series C
Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof, (ii) the recent issuance of Warrants to purchase Series C Preferred Stock (the "Series C Warrants") and (iii) the issuance on October 13, 2000 of Warrants to purchase Common Stock (the "Common Stock Warrants") which was previously reported on the Schedule 13D.

         The Company's principal executive offices are located at 8989 Rio San Diego Drive, San Diego, CA 92108.

Item 2.   Identity and Background.

         (a)      This statement is filed by:


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CUSIP No. 81371G 10 S                   13D                         PAGE 5 of 62
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                  (i) NextGen  Fund II,  L.L.C.,  a Virginia  limited  liability company, with respect to the Company securities directly owned by it;

                  (ii) NextGen SBS Fund II, L.L.C., a Virginia limited liability company, with respect to the Company securities directly owned by it; and

                  (iii) Zimri C. Putney, who is managing director of the managing member of NG and NGSBS, with respect to the Company securities owned by NG and NGSBS.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

         (b) The address of the principal business and principal office of each of the Reporting Persons is 12701 Fair Lakes Circle, Suite 690, Fairfax, Virginia 22033.

         (c) The principal business of each of NG and NGSBS is serving as a private investment fund. Mr. Putney is managing director of the managing member of each of NG and NGSBS.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of NG and NGSBS is a Virginia limited liability company. Mr. Putney is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 13, 2000, the Company issued to NG and NGSBS Common Stock Warrants to purchase 900,000 shares and 600,000 shares, respectively, of the Common Stock of the Company. The Company issued the Common Stock Warrants to NG and NGSBS in consideration of the execution and delivery by NG and NGSBS of guaranties of a loan to the Company from Branch Banking & Trust Co. in the original principal amount of $100,000. The Common Stock Warrants are exercisable at a price of $.03 per share and expire on October 13, 2001. A form of the Common Stock Warrant was filed as Exhibit 1 to the Schedule 13D.

         On December 5, 2000, NG, NGSBS and other Purchasers and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Company sold to NG, for $750,000 (including $224,586 in cancellation of indebtedness), 621,277 shares of the Company's Series C Preferred Stock, which shares are presently convertible into 6,212,770 shares of Company's Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the price of the Series C Prefered Stock, stock splits, stock dividends, recapitalizations and similar events). The Company also granted to NG a Series C Warrant to purchase 600,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 5, 2005. NG is therefore the sole beneficial owner of 13,112,770 shares of the Company's Common Stock.

         Under the terms of the Stock Purchase Agreement the Company sold to NGSBS, for $500,000 (including $107,580 in cancellation of indebtedness), 414,184 shares of the Company's Series C Preferred Stock, which shares are presently convertible into 4,141,840 shares of the Company's Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than


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CUSIP No. 81371G 10 S                   13D                         PAGE 6 of 62
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the  price of the  Series C  Prefered  Stock,  stock  splits,  stock  dividends, recapitalizations and similar events). The Company also granted to NGSBS a Series C Warrant to purchase 400,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 5, 2005. NGSBS is therefore the sole beneficial owner of 8,741,840 shares of the Company's Common Stock.

Item 4.  Purpose of the Transaction.

         The purpose of the acquisition of the Common Stock Warrants, the Series C Warrants and the Series C Preferred Stock by the Reporting Persons was for investment and to provide financing for the Company. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) NG is the sole direct beneficial owner of 13,112,770 shares of the Company's Common Stock, or 48.73% of the Company's outstanding Common Stock.

         NGSBS is the sole direct beneficial owner of 8,741,840 shares of the Company's Common Stock, or 38.79% of the Company's outstanding Common Stock.

         Mr. Putney is the indirect beneficial owner of the 21,854,610 shares of the Company's Common Stock held by NG and NGSBS, or 60.31% of the Company's outstanding Common Stock. Mr. Putney disclaims beneficial ownership of such shares.

         The percentage of the Company's Common Stock reported to be beneficially owned by NG, NGSBS and Mr. Putney is based on 13,791,680 shares of the Company's Common Stock outstanding as of September 30, 2000, as represented by the Company in the Stock Purchase Agreement, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

         (b) Mr. Putney may be deemed to have sole voting and disposition power of the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Series C Preferred Stock in his capacity as managing director of the managing member of each of NG and NGSBS.

         c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) The members of NG have the right to participate in the receipt of dividends from, or proceeds from the sale of, any Common Stock issued to NG in accordance with their membership interests in NG. The members of NGSBS have the right to participate in the receipt of dividends from, or proceeds from the sale of, any Common Stock issued to NGSBS in accordance with their membership interests in NGSBS.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 13, 2000, the Company issued to NG and NGSBS Common Stock Warrants to purchase 900,000 shares and 600,000 shares, respectively, of the Common Stock of the Company. The Company issued the Common Stock Warrants to NG and NGSBS in consideration of the execution and delivery by NG and NGSBS of guaranties of a loan to the Company from Branch Banking & Trust Co. in the original principal amount of $100,000. A form of the Common Stock Warrant was filed as Exhibit 1 to the Schedule 13D.


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CUSIP No. 81371G 10 S                   13D                         PAGE 7 of 62
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         On December 5, 2000, NG purchased  621,277 shares of Series C Preferred
Stock of the Company for $750,000, and NGSBS purchased 414,184 shares of Series C Preferred Stock of the Company for $500,000. Each share of Series C Preferred Stock is convertible into ten shares of Common Stock of the Company(subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the price of the Series C Prefered Stock, stock splits, stock dividends, recapitalizations and similar events). The Company made customary representations and warranties to NG and NGSBS in the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, NG and NGSBS have the right to elect a majority of the Board of Directors.

         The Series C Warrants issued on December 5, 2000 to NG and NGSBS respectively, are exercisable for 600,000 shares and 400,000 shares of Series C Preferred the Company at a price of $1.00 per share.

         The Stock Purchase Agreement also allows for additional investments at a second and third closing. Upon the occurrence of certain milestones, as listed in the Stock Purchase Agreement, NG has agreed to invest $150,000 and NGSBS has agreed to invest $100,000 at the second closing. Upon the occurrence of additional milestones as set forth in the Stock Purchase Agreement, NG has agreed to invest an additional $300,000 and NGSBS has agreed to invest an additional $200,000 at the third closing:

         The  Stock  Purchase   Agreement   contains   provisions   relating  to
registration rights pursuant to which the Company has agreed to effect a registration of Common Stock issuable upon conversion of the Series C Preferred Stock (the "Registerable Shares") on two occasions after November 30, 2003, if requested by the holders of at least 50% of the Registrable Shares. In addition, the Company has agreed to effect registration of such shares on Form S-3, in the event that at least 35% of such Registrable Shares have requested such registration The Company has also agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time.

         The Company, NG, NGSBS, the Gluckman Family Trust, the Andreoli Family Trust, Montpilier Holdings, Inc. and Robert Steiner have entered into a Voting Agreement dated December 4, 2000. The Agreement provides that until NG and NGSBS cease to collectively own any voting stock, or until the Company experiences a change of control, each party will (i) vote for the designee of Montpilier, (ii) vote for the designee of the Gluckman Trust, and (iii) vote for the designees of the holders of Series C Preferred Stock at all elections of directors. NG and NGSBS also agree not to take any action to sell the Company without consent. A copy of the Voting Agreement is attached hereto as Exhibit 4.

         In connection with the execution and delivery of the Stock Purchase Agreement, the Company filed a Certificate of Designations, which sets forth the terms of the Series C Preferred Stock, including provisions regarding voting rights. Under the terms of the Certificate of Designations, at any time after January 1, 2005, a majority of holders of the outstanding shares of Series C Preferred may demand a redemption. A copy of the Certificate is attached hereto as Exhibit 2.

Item 7.  Material to Be Filed as Exhibits.

         1. Stock Purchase Agreement, dated as of December 5, 2000, between the Company and the Purchasers named therein.

         2. Certificate of Designations of the Company with respect to the Series C Preferred Stock.

         3. Form of Series C Warrant dated December 5, 2000.

         4. Voting Agreement dated December 4, 2000 by and among the Company, NG NGSBS, Montpilier Holdings, Inc., the Gluckman Family Trust, The Andreoli Family Trust and Robert A Steiner.



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CUSIP No. 81371G 10 S                   13D                         PAGE 8 of 62
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 15, 2000

NEXTGEN FUND II, L.L.C.                         NEXTGEN SBS FUND II, L.L.C.

By:      NextGen Capital, L.L.C.                By:      NextGen Capital, L.L.C.
         Managing Member                                 Managing Member



By:      /s/ Zimri C. Putney                    By:      /s/ Zimri C. Putney
         -------------------                             -------------------
         Zimri C. Putney                                 Zimri C. Putney
         Managing Director                               Managing Director


 ZIMRI C. PUTNEY

 /s/ Zimri C. Putney
 -------------------